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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------


                             FORM 10-SB
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934



                    THE O.T. MINING CORPORATION
       (Exact name of registrant as specific in its charter)


Montana                            81-0451773
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                   4333 Ste-Catherine Street West
                             Suite 610
                          Montreal, Quebec
                         Canada   H3Z 1P9
       (Address of executive offices, including postal code)


Registrant's telephone number:     (514) 935-2445

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201
                                   (509) 624-1475

 Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
 -----------------------------------------------------------------
                          (Title of Class)


 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)


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ITEM 1.   DESCRIPTION OF BUSINESS.

Background

     THE O.T. MINING CORPORATION (the "Company") was formed under the statutes of the State of Montana as Ruby Resources of Montana, Inc. The Company is a development stage enterprise formed on September 15, 1980, to engage in the business of mineral exploration. On May 4, 1987, the Company changed its name to The O.T. Mining Corporation.

Current Operations

     The Company currently owns one property, the Ruby Mine, which is comprised of 5 patented lode claims and 22 unpatented lode mining claims located in Jefferson County, Montana containing approximately 480 acres (hereinafter referred to as the "Property"). The Property is located approximately 14 miles north of Butte, Montana. The Company also owns a 100 tons/day flotation mill located approximately 15 miles from the Property at Basin, Montana.

Access

     The Property is located eight miles from Interstate 15 along gravel maintained forest and logging roads. A secondary network of gravel roads accesses all workings on the Property. A 440 volt power line connects to the west edge of the Property.

Deposit Types

     The Property contains bonanza-grade epithermal gold and silver in siliceous volcanics.

Past Production

     The Property has a recorded history of producing 42,184 ounces of gold at a grade of 2.44 opt and 446,565 ounces of silver at a grade of
38.66 opt. There are over 15,000 feet of drifts, cross cuts, winzes, raises and stopes.

Geology and Mineralization

     The Property is underlain by quartz latite ash flow tuffs, lavas, and hypabyssal intrusives of the Lowland Creek volcanics (48-50 my). The Lowland Creek rocks overlie andesite of the Elkhorn Mountain
Volcanics (77-80 my) and quartz monzonite of the Boulder Batholith (70-73 my) along an erosional unconformity.

     Mineralization occurs in quartz vein stockworks in dilational zones associated with tectonic and phreatic brecciation. Primary economic minerals are fine-grained native gold and silver sulfides.

     Production came from four ore shoots along a N20W structural zone which was developed over a strike length of 2,000 feet and has a width of over 150 feet as defined by high-density fracturing and intermittent veining. The location of the ore shoots along the structure appears to be closely related to cross faults with pre and post mineral movement. Bonanza ore-grade gold and silver were constant throughout and were only limited at depth by displacement along reverse faults.

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     A phreatic breccia, approximately 700 feet by 300 feet in outcrop, intrudes the structural zone at its south end. Open space quartz veins with gold and silver occur as discrete fracture fillings parallel to the strike of the zone and also occur as fillings between the rotated multi-lithic breccia clasts. The breccia has never been drilled. Part of the mined ore shoots are described as "exhibiting flow breccia" texture in old reports which suggests that they may have formed through a combination of tectonic and phreatic means.

     Argillic alteration and silicification envelopes around individual quartz veins are generally narrow and in some cases are masked by a more pervasive property-wide argillic alteration that is independent of the epithermal mineralization. Both the Degner and Ray ore shoots were blind to the surface yet economic mineralization in the Ray was at a depth of only 50 feet.

     A strong closed aeromagnetic low that is generally elongated and parallel to regional structures encompasses most of the Ruby Mine property. Other strong closed lows in the area occur directly over the Cu-Mo porphyry mineralization at the Continental (Berkeley) Pit at Butte, Montana, and on the one million ounce plus gold-equivalent diatreme at the Montana Tunnels Mine. The anomaly undoubtedly indicates a significant amount of altered rock but it will require drilling to determine its exact origin and economic importance.

Development History

     The property was discovered in 1893 and actively mined through 1912. Development included two main shafts, north and south adits on the 50 foot level, a 150 foot level tunnel, internal 300 foot and 400 foot levels, and stopes along four vertically elongated ore shoots. High-grade ore was hand sorted for direct shipping to smelters and low grade ore was backfilled in stopes and nonfunctional cross cuts. Mining ceased in 1912 when it became impractical to pump water from the 300 foot and 400 foot levels. In 1913 a crosscut was started at the 600 foot level and driven towards the Ruby workings to de-water the mine and to provide back for additional stoping.

     The 600 foot level adit was reopened in 1964 and advanced 2,924 feet to a point between the ore shoots, however, the downward extensions were not intersected. A seven foot wide massive galena, sphalerite, chalcopyrite, pyrite vein was intersected at a point 2,300 feet from the portal from which a 193 ton bulk sample, taken in 1965, yielded 1.31% copper, 5.19% zinc, 7.60% lead and 4.30 ounces of silver per ton. This vein was developed for about 100 feet before it was faulted out in one direction and thinned in the other. The strike and dip of the vein were at angles to the epithermal system above and it appears to have an independent origin.

     Anaconda was active in the Lowland Creek District in the late 1960's and early 1970's and had a lease on the Ruby Mine. Its efforts in the district culminated with three deep core holes for copper porphyry mineralization in Boulder Batholith rocks about three miles north of the Ruby. Molycorp continued this exploration and drilled several holes one to two miles west of those drilled by Anaconda with one hole returning 246 feet at 0.163% Cu and anomalous copper values over 1,317 feet. Molycorp reportedly also drilled a hole immediately west of the Ruby property and intersected copper mineralization at depth in Lowland Creek lithologies.

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     Since the mid-1980's several major companies have been active in the district for both gold and silver, and copper porphyry mineralization. Noranda entered into a joint venture with Ruby Resources Ltd. on the Ruby Mine from 1981 to 1983 and concluded "there is good potential for significant mineralization at depth along the major veins and for a porphyry-type deposit", but budget problems and a company reorganization prevented them from testing the property.

Proposed Exploration and Development.

     The Company does not have adequate funds to explore or develop the Property. The Company anticipates funding the cost of exploration by the sale of common stock, loans, or possible joint venture projects with third parties. The Company has not identified any purchasers of common stock, lenders or joint venture partners as of the date of this report and there is no assurance that any sales of common stock, loans or joint ventures will ever occur. There has only been a very limited public market for Common Stock of the Company.

Title - Unpatented Claims.

     The Company owns or holds the mining rights on 22 unpatented mining claims. The unpatented mining claims are possessory only and are held by right of location. Management believes that all of its unpatented claims are properly staked and recorded, and that it has the right to possession of them, and the right to remove minerals therefrom. Unpatented mining claims require a maintenance fee of $100 to be paid to the United States Government by August 31 each year. All maintenance fees have been paid to date. The claims have been properly recorded at the Bureau of Land Management, and with the various county recorders, in compliance with federal and state filing requirements. Presently, the Company's total cost to maintain its mining rights on the unpatented mining claims is $2,200 per year.

Exploration and Development Activities.

     Since the claims are without known commercially minable proven or probable reserves the Company proposes to investigate and explore the possibility of commercial grade of minerals contained in the claims through exploration work on the properties. In order to determine if such minerals are present, the Company must raise the necessary capital to undertake an exploration program.

     In the event adequate capital is not available to initiate the exploration of the Property or if adequate capital is raised but presence of commercial grade mineralization is not established on any of the claims, the Company could cease operations.

Mining, Environmental and Other Matters Pertaining to Properties.

Overview

     The Company, like other mining companies doing business in the United States, is subject to a variety of federal, state and local statutes, rules and regulations designed to protect the quality of the air and water in the vicinity of its mining operations and the preservation of certain archeological sites. These include "permitting" or pre-operating approval requirements designed to ensure the environmental integrity of a proposed mining facility, operating requirements designed to mitigate the effects of discharges into the

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environment during mining operations, and reclamation or post-operation requirements designed to remediate the lands affected by a mining facility once commercial mining operations have ceased. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.

     Federal legislation and implementing regulations adopted and administered by the Environmental Protection Agency, the Forest Service, the Bureau of Land Management, the Fish and Wildlife Service, the Army Corps of Engineers and other agencies in particular, legislation such as the federal Clean Water Act, the Clean Air Act, the National Environmental Policy Act and the Comprehensive Environmental Response, Compensation and Liability Act, have a direct bearing on domestic mining operations. These federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although mines continue to be approved for development in the United States, the cost and uncertainty associated with the permitting process could have a material affect on mining the properties.

The Clean Water Act.

     The federal Clean Water Act is the principal federal environmental protection law regulating mining operations. The Act imposes limitations on waste water discharges into waters of the United States, including discharges from point sources such as mine facilities. In order to comply with the Clean Water Act, the Company will be required to obtain one or more permits which will control the level of effluent discharges from future proposed mining and processing operations.

The Clean Air Act.

     The federal Clean Air Act limits the ambient air discharge of certain materials deemed to be hazardous and establishes a federal air quality permitting program for such discharges. Hazardous materials are defined in enabling regulations adopted under the Act to include metals and toxic solvents such as cyanide which is used in heap leach recovery processes. The Act also imposes limitations on the level of particulate matter generated from mining operations, and the Company may be required to adopt dust control techniques in all phases of mining in order to comply with these limitations.

The National Environmental Policy Act.

     The National Environmental Policy Act ("NEPA") requires all governmental agencies to consider the impact on the human environment of major federal actions as therein defined. Because some of the Company's mining properties are located on federal lands, mining operations on those lands could be conditioned on the preparation, review and approval of an environmental impact statement outlining in detail the environmental effects of such operations and the Company's efforts to ameliorate such effects.









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The Comprehensive Environmental Response, Compensation and Liability
Act.

     The federal Comprehensive Environmental, Response, Compensation and Liability Act ("CERCLA") imposes clean-up and reclamation responsibilities with respect to unlawful discharges into the environment, and establishes significant criminal and civil penalties against those persons who are primarily responsible for such discharges.

Montana Environmental Laws and Regulations.

     Montana has adopted counterparts to NEPA and CERCLA, being the Environmental Policy Act and the Metal Mine Reclamation Act, both of which are administered by the Department of Lands. The State has also adopted the Air Quality Act and Water Quality Act, which parallel to a large extent the provisions of the Clean Air Act and Clean Water Act; these statutes are administered through various bureaus of the Department of Environmental Quality.

     Compliance with statutory environmental quality requirements may: necessitate significant capital outlays; materially affect the earning power of the Company; or may cause material changes in the Company's intended activities. No assurance can be given that environmental standards imposed by either federal, state or local governments will not be changed or become more stringent, thereby possibly materially adversely affecting the proposed activities of the Company.

Competition and Markets.

     The Company faces extensive competition in the acquisition of properties suitable for the exploration and development of gold and other precious metals. Many of the Company's competitors have greater financial resources and more extensive operating histories than that of the Company. There is no assurance that the Company will be able to resume exploration work or that such work will result in the discovery of commercially producible quantities of gold or other precious metals. In addition, there is no assurance that the Company's property interests can be economically maintained.

     The exploration and development of mineral properties, and the marketing of minerals, are affected by a number of factors which are beyond the Company's control. These factors include fluctuations in the market price of gold and precious minerals, availability of adequate transportation and equipment, marketing of competitive minerals, prices of fuels and fluctuating supply and demand for minerals.

Subsidiary Corporation

     The Company owns all of the issued and outstanding shares of common stock of Working Interest Corporation, a Montana corporation that was formed for the purpose of acquiring 2,174,816 shares of common stock of NAMEX Explorations Inc. in exchange for the Company's working interest in certain Quebec properties. The transaction was completed in November of 1997.

Offices

     The Company's corporate offices are located at 4333 Ste-Catherine Street West, Suite 610, Montreal, Quebec, Canada H3Z 1P9 and its
telephone number is (514) 935-2445 and FAX is (514) 935-8161.   The
Company has three employees other than its officers and directors.

Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Since the Company has yet to acquire any technology in support of its services, the planned acquisitions will most likely involve hardware and software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Company acquiring the product. The Company anticipates that this will be an ongoing process relative to computer products manufactured prior to January 1, 2000. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be Year 2000 compliant. Additionally there can be no assurances that all computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control.

RISK FACTORS


     1. Exploration Stage Mining Company with No History of Operation. The Company is in its exploration stage, has no operating history and is subject to all the risks inherent in a new business enterprise. The Company does not own an operating mine and has no other revenue-producing mining activities. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, and the competitive and regulatory environment in which the Company will operate.

     2. Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" consequently they are subject to Securities and Exchange Commission regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

     3. No Commercially Mineable Ore Body. No commercially mineable ore body has been delineated on the properties, nor have any reserves been identified.

     4. Risks Inherent in the Mining Industry. The Company is subject to all of the risks inherent in the mining industry including, without limitation, the following: competition from a large number of companies, many of which are significantly larger than the Company, in the acquisition, exploration, and development of mining properties; in order to maintain possessory title to Unpatented mining claims after discovery of valuable mineral deposits, the claim holder must pay fees; exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore; operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls; a large number of factors beyond the control of the Company, including fluctuations in gold, silver, or other mineral prices, inflation, and other economic conditions, will affect the economic feasibility of mining precious metals, particularly gold and silver; mining activities are subject to substantial operating hazards some of which are not insurable or may not be insured due to economic considerations; the availability of water, which is essential to milling operations; and, interruptions caused by adverse weather conditions.

     5. Need for Additional Capital. The ability of the Company to ultimately conclude the exploration of its properties will depend upon its ability to raise additional capital or to enter into arrangements for such purposes with third parties. There can be no assurance that additional financing will not be required sooner than presently projected. There also can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be commercially acceptable to the Company.

     6. Nature of the Industry. Exploration, development and mining of mineral properties is highly speculative and involves unique and greater risks than are generally associated with other businesses. The Company's operations will be subject to all the operating hazards and risks normally incident to the exploration, development and mining of mineral properties, including risks enumerated above and below.

     7. Fluctuating Price of Gold. The Company's operations will be greatly influenced by the price of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including expectations for inflation, the strength of the United States dollar, global and regional demand and political and economic conditions and production costs in major gold producing regions of the world.

     8. Unpatented Claims. The Company holds 22 unpatented mining claims, which are possessory only and are held by right of location. These claims are subject to inherent hazards of non-recorded risks. Unpatented mining claims are subject to title hazards, and require payment of fees.

     9. Environmental Controls. Compliance with statutory environmental quality requirements may necessitate significant capital outlays, may materially affect the earning power of the Company, or may cause material changes in the Company's intended activities. No assurance can be given that environmental standards imposed by either federal or state governments will not be changed or become more stringent, thereby possibly materially adversely affecting the proposed activities of the Company.

     10. Governmental Regulation and Environmental Controls. The Company's activities are subject to extensive federal, state, county and local laws and regulations controlling not only the exploration for and development of mineral properties, but also the possible effect of such activities upon the environment. In its mining operations, the Company will use certain equipment which will subject the Company to federal and state safety and health regulations. While the Company intends to act in compliance with all such regulations, any adverse ruling under any regulation, any imposition of a fine, or any imposition of more stringent regulations could require the Company to make additional capital expenditures that could impair its operations. The United State Congress is currently considering changes to the General Mining Laws of 1872. The exact nature and extent of any changes are unknown at this time, but it is anticipated that there may be changes affecting the cost of acquiring patented mining claims and the assessment work required to hold Unpatented claims.

     11. No Dividends. The Company has paid no dividends since its inception and does not intend to pay any dividends in the foreseeable future. Instead, the Company intends to retain all earnings, if any, for use in its business operations.

     12. Preferred Shares Authorized. Although the Company does not presently intend to issue preferred shares, the holders of preferred shares, if and when issued, would more than likely have rights superior to those of common shareholders. Any issuance of preferred shares would dilute the interest of the common shareholders.

     13. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers who will exercise control over the day to day affairs of the Company and upon its Directors, most of whom are engaged in other activities, and will devote limited time to the Company's activities. The President will devote 100% of his time to the operation of the day to day affairs of the Company and the Secretary/Treasurer will devote 75% of her time to the operation of the day to day affairs to the Company. There can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable.

     14. Issuance of Additional Shares. 13,793,413 shares of Common Stock or 68.96% of the 20,000,000 authorized shares of Common Stock of the Company remain unissued even if all of the Options are exercised. The Board of Directors has the power to issue such shares, subject to shareholder approval, in some instances. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire equipment or services, or for other corporate purposes.

     15.  Non-Arms's Length Transaction.  The number of shares of
Common Stock issued to present shareholders of the Company for cash and property was arbitrarily determined and may not be considered the product of arm's length transactions.

     16. Competition. The Company has competitors and potential competitors, many of whom may have considerably greater financial and other resources than the Company.

     17. Public Market for Securities. At present, the Company's common stock is traded under the symbol OTMNE on the OTC Bulletin Board (the "Bulletin Board") operated by the National Association of Securities Dealers, Inc. If this registration statement is not declared effective by the Commission or there are outstanding comments with the Commission in connection therewith, the Company will be delisted from the Bulletin Board. In the event the Company is delisted from the Bulletin Board, there may not be a medium available for the purchase and sale of the Company's common stock.

     18. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     19. Possibility of Defective Title. Some of the Company's interests in the properties are and will be in the form of unpatented mining claims acquired from third parties. The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to such non-recorded facts as the sufficiency of the discovery of minerals, proper posting and marking of boundaries, whether the minerals discovered were properly locatable as a lode claim or a placer claim as appropriate and possible conflicts with other claims not determinable from description of record. In the absence of a discovery of valuable minerals, a mining claim is open to location by others unless the owner is in actual possession of and diligently working the claim or pays the annual fee of $100 per unpatented claim.

     20. Uninsured Risks. The Company may not be insured against all losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     21. Need for Subsequent Funding. The Company has an immediate need for additional funds in order to finance its proposed business operations. The Company's continued operations therefore will depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities.

     22. Need for Additional Key Personnel. At the present, the Company has three full time and two part-time employees. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein. See "Business."

     The Company does not intend to purchase a plant or significant equipment.

     The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

     The Company does not expect to earn revenues until it raises additional capital to fund its operations.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company does not own any real or personal property other than the following:

     The Company currently owns one mining property, the Ruby Mine, which is comprised of 5 patented lode claims and 22 unpatented lode mining claims located in Sections 11, 12, 13, 14 of Township 5 North, Range 7 West, Jefferson County, Montana containing approximately 480 acres.

     The Company owns a flotation mill which is located approximately fifteen (15) miles northeast of the Property in the town of Basin, Montana.

     The Company's corporate offices are located at 4333 Ste-Catherine Street West, Suite 610, Montreal, Quebec, Canada H3Z 1P9 and its telephone number is (514) 935-2445 and FAX is (514) 935-8161. The Company leases its offices from Somerville House Management Ltd., a corporation owned and controlled by Rosemary L. Christensen, the Company's Secretary/Treasurer, on a month to month basis. There is no written agreement between the Company and Somerville House Management Ltd. and the monthly rental is $3,350.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name                Number of                               Number of
of owner            Shares         Position                 Shares

James W. Hess[1]       364,416     President and              6.875%
                                   member of the Board of
                                   of Directors

Jack R.O. Walli         55,000     Vice President             1.037%
                                   and member of the
                                   Board of Directors

Rosemary L.
 Christensen[2]      1,138,381     Secretary/Treasurer       21.477%
                                   and member of the
                                   Board of Directors

Thomas H.
  Fitzgerald, Jr.      484,658     Member of the Board        9.143%
                                   of Directors

Arthur Seligman[3]     179,467     Member of the Board        3.385%
                                   of Directors

All officers and     2,221,922                               41.917%
directors as a
group (5 persons)

[1] Does not include an option to purchase 250,000 shares of common stock of the Company until July 31, 2002, at an exercise price of $1.50 per share.

[2] Includes 759,122 shares of common stock owned by Somerville House Management Ltd., a corporation controlled by Ms. Christensen. Does not include an option to purchase up to 50,000 shares of common stock of the Company until June 30, 2009 at an exercise price of $0.50 per share owned by Ms. Christensen; an option to acquire up to 506,157 shares of common stock at an exercise price of $0.50 per share up to June 30, 2009 owned by Somerville House Management Ltd; and, an option to acquire up to 100,000 shares of common stock at an exercise price of $0.50 per share up to December 17, 2009 owned by Somerville House Management Ltd.

[3] Includes 49,467 shares of common stock held in the name of Seligman Family LP.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                Age       Position

James W. Hess       57        President and member of the Board of
                              Directors

Jack R.O. Walli     72        Vice President and a member of the Board
                              of Directors

Thomas H.
 Fitzgerald, Jr.    67        Member of the Board of Directors

Rosemary L.
 Christensen        58        Secretary/Treasurer and a member of the
                              Board of Directors

Arthur Seligman     48        Member of the Board of Directors


     All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting and hold office until their death, or until they resign, or have been removed from office.

Officer and Director Biographies:

James W. Hess - President and a member of the Board of Directors

     Mr. Hess is a founder of the Company. Since November 19, 1997, Mr. Hess has been the President and a member of the Board of Directors of the Company. Since March 1997, Mr. Hess has been the Vice President and Secretary of Working Interest Corporation, a wholly owned subsidiary corporation of the Company. Since 1997, Mr. Hess has been a director of NAMEX Explorations, Inc., a Canadian corporation listed on the Montreal Stock Exchange and engaged in the business of mineral exploration. Since 1969, Mr. Hess has been an independent consultant in the field of natural resources.

Jack R.O. Walli - Vice President and a member of the Board of Directors

     Since 1987, Mr. Walli has been the Vice President and a member of the Board of Directors of the Company. Mr. Walli graduated from Queen's University in Kingston with an Honours Bachelor of Science degree in mining engineering. Mr. Walli has over 40 years experience in the mineral exploration industry.

Rosemary L. Christensen - Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors.

     Ms. Christensen is a founder of the Company. Since 1987, Ms. Christensen has been Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors of the Company. Since March 4, 1997 she has held the positions of President, Treasurer and a Director of Working Interest Corporation, a wholly owned subsidiary corporation of the Company. Since 1972, Ms. Christensen has been President and sole shareholder of Somerville House Management Ltd., located in Montreal, Canada.

Thomas H. Fitzgerald, Jr. - Member of the Board of Directors.

     Since 1987, Mr. Fitzgerald has been a member of the Board of Directors of the Company. Mr. Fitzgerald has extensive experience in the investment business and is President and Chief Senior Financial Investment Officer of T. H. Fitzgerald & Co., a Wall Street investment firm.

Arthur Seligman - Member of the Board of Directors.

     Since 1991, Mr. Seligman has been a member of the Board of Directors of the Company. Since 1982, Mr. Seligman has been Director of Sales and Marketing for Petroleum Development Corp. of Bridgeport, West Virginia. Petroleum Development Corp. is engaged in the business of distributing public hydro carbon drilling programs.


ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company from January 1, 1997 through December 31, 1999, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE

                                     Long-Term Compensation
               Annual Compensation      Awards              Payouts
(a)          (b)   (c)    (d)   (e)       (f)      (g)       (h)     (i)
Names                           Other              Securities        All
Executive                       Annual  Restricted Under-            Other
Officer and                     Compen- Stock      lying     LTIP    Compen-
Principal    Year  Salary Bonus sation  Award(s)   Options/  Payouts sation
Position     Ended (US$)  (US$) (US$)   (#)        SARs (#)  (US$)   (US$)
James W.     1999  0      0     0             0         0    0       0
 Hess        1998  0      0     0             0         0    0       0
President    1997  0      0     0             0         0    0       0

Jack R. O.   1999  0      0     0             0         0    0       0
 Walli       1998  0      0     0             0         0    0       0
Vice         1997  0      0     0        10,000         0    0       0
 President

Rosemary L.  1999  0      0     0             0    50,000    0       0
 Christensen 1998  0      0     0             0         0    0       0
Secretary/   1997  0      0     0        10,000         0    0       0
 Treasurer

Thomas H.    1999  0      0     0       200,000         0    0       0
 Fitzgerald, 1998  0      0     0             0         0    0       0
 Jr.         1997  0      0     0        10,000         0    0       0
Director

Arthur       1999  0      0     0             0         0    0       0
 Seligman    1998  0      0     0        10,000         0    0       0
Director     1997  0      0     0        25,000         0    0       0



     The Company does not anticipate paying any salaries to any of its officers until sufficient revenues are generated to justify the same.

     There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Option/SAR Grants.

     No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs"), and freestanding SARs have been made since the Company's inception to any officer or director with the exception of an option granted to James W. Hess to acquire up to 250,000 shares of common stock of the Company until July 31, 2002, at an exercise price of $1.50 per share and an option granted to Rosemary Christensen to purchase up to 50,000 shares of common stock of the Company until June 30, 2009 at an exercise price of $0.50 per share.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance other than a non-qualified incentive stock option plan. As of the date hereof, no shares have been issued under the plan.

Compensation of Directors.

     From time to time the Company has issued shares of common stock as compensation to them for serving on the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors. See "Certain Relationships and Related Transactions."


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company's corporate offices are located at 4333 Ste-Catherine Street West, Suite 610, Montreal, Quebec, Canada H3Z 1P9 and its telephone number is (514) 935-2445 and FAX is (514) 935-8161. The Company leases its offices from Somerville House Management Ltd., a corporation owned and controlled by Rosemary L. Christensen, the Company's Secretary/Treasurer, on a month to month basis. There is no written agreement between the Company and Somerville House Management Ltd. and the monthly rental is $3,350.

     On November 19, 1997, the Company issued 50,000 shares of common stock to its directors as compensation for their services on the Board of Directors and 10,000 shares to Somerville House Management Ltd., for loaning monies to the Company but not in repayment thereof.

     On November 19, 1997, the Company issued 25,000 shares of common stock to Arthur Seligman, a member of the Board of Directors, as compensation for raising $500,000.

     On June 10, 1999, the Company issued 70,000 shares of common stock to Arthur Seligman, a member of the Board of Directors in consideration of advances made to the Company in the amount of $35,000.

     On June 10, 1999, the Company issued 194,567 shares to Somerville House Management Ltd. as partial repayment of outstanding indebtedness in the amount of $97,283.53. The Company also issued an additional 250,000 shares to Somerville House Management Ltd. for services rendered to the Company since 1986.

     On June 10, 1999, the Company issued 80,000 shares of common stock to Thomas H. Fitzgerald, Jr. in consideration of cash advances of $40,000 made by Mr. Fitzgerald to the Company.

     On June 10, 1999, the Company issued 200,000 shares of common stock to Thomas H. Fitzgerald, Jr. for services rendered to the Company valued at $100,000.


ITEM 8.   DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 20,000,000 shares of $0.01 par value Common Stock. As of February 16, 2000, 5,300,430 shares are issued and outstanding of which 1,697,132 are freely tradeable and the balance of 3,603,298 are "restricted" securities and may only be resold in compliance with Reg. 144 of the Securities Act of 1933, as amended.

     In general, under Rule 144 as currently in effect, a person (or persons whose Shares are aggregated) who has beneficially owned Shares privately acquired directly or indirectly from the Company or from an affiliate, for at least one year, or who is an affiliate, is entitled to sell within any three month period a number of such Shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks, immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose Shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 day preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell all such Shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     All shares have equal voting rights and are not assessable.
Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution, or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Preferred Stock

     The Company is authorized to issue 5,000,000 shares of preferred stock, $0.01 par value per share. The preferred shares may be issued in one or more series and may have such voting powers, designations, privileges, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as shall be fixed from time to time by the Board of Directors. As of the date hereof, no preferred shares are outstanding.

Options

     The Company has granted an option to James W. Hess to purchase 250,000 shares of common stock of the Company until July 31, 2002, at an exercise price of $1.50 per share.

     The Company has also granted an option to Rosemary Christensen to purchase up to 50,000 shares of common stock of the Company until June 30, 2009 at an exercise price of $0.50 per share.

     The Company also granted options to Somerville House Management Ltd., a corporation owned and controlled by Rosemary Christensen to acquire up to 506,157 shares of common stock at an exercise price of $0.50 per share up to June 30, 2009 and an option to acquire up to 100,000 shares of common stock at an exercise price of $0.50 per share up to December 17, 2009.

Transfer Agent

     The transfer agent for the Company's Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.


                              PART II


ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's shares are traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (the "Bulletin Board") under the trading symbol "OTMNE." The Company's shares began trading in October 1987. Summary trading by quarter for the 1999, and 1998 fiscal years and the first quarter of 2000 are as follows:

          Fiscal Quarter              High Bid[1]     Low Bid[1]
          2000
               First Quarter            $2.625         $1.375


          1999
               Fourth Quarter           $2.25          $0.875
               Third Quarter            $1.50          $0.719
               Second Quarter           $1.00          $0.75
               First Quarter            $0.75          $0.375

          1998
               Fourth Quarter           $0.75          $0.437
               Third Quarter            $1.25          $0.437
               Second Quarter           $2.00          $1.25
               First Quarter            $2.75          $1.75

[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

     As of February 16, 2000, the Company has approximately 280 registered shareholders and 280 shareholders who hold their shares in street name.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.


ITEM 2.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures through the date of this Registration Statement.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     On November 19, 1997, the Company issued 50,000 shares of common stock to its directors as compensation for their service on the Board of Directors and 10,000 shares to Somerville House Management Ltd. for loaning money to the Company but not in repayment thereof. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933 (the "Act"). The shares were sold in a transaction not involving a public offering.

     On November 19, 1997, the Company issued 25,000 shares of common stock to Arthur Seligman, a member of the Board of Directors, as compensation for raising $500,000. The shares were issued pursuant to
Section 4(2) of the Act. The shares were sold in a transaction not involving a public offering.

     On November 19, 1997, the Company issued 100,000 to an entity in consideration of services rendered by said person to the Company. The total value of the services rendered was $200,000. The shares were issued pursuant to Section 4(2) of the Act. The shares were sold in a transaction not involving a public offering.

     On June 10, 1999, the Company issued 194,567 shares to the Somerville House Management Ltd. as partial repayment of outstanding indebtedness in the amount of $97,283.53. The Company also issued an additional 250,000 shares to Somerville House Management Ltd. for services rendered to the Company from 1986. On the same date the Company issued 280,000 shares of common stock to Thomas H. Fitzgerald, Jr. in consideration of cash advances of $40,000 made by Mr. Fitzgerald to the Company. The shares were issued pursuant to Section 4(2) of the Act. The shares were sold in a transaction not involving a public offering. On the same date, the Company issued 70,000 shares of common stock to Arthur Seligman, a member of the Board of Directors in consideration of advances made to the Company in the amount of $35,000. All of the shares were issued pursuant to Section 4(2) of the Act. The shares were sold in a transaction not involving a public offering.

     On December 17, 1999, the Company issued 41,000 shares to eight persons in consideration of services rendered by said persons to the Company. The total value of the services rendered was $20,500. The shares were issued pursuant to Section 4(2) of the Act. The shares were sold in a transaction not involving a public offering.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the State of Montana under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     The Company's Articles of Incorporation and Bylaws do not contain any provisions for indemnification as described above.


ITEM 13.  FINANCIAL STATEMENTS.

     Financial Statements begin on following page.

TABLE OF CONTENTS
AT DECEMBER 31, 1999

                                                  PAGE

ACCOUNTANT'S AUDIT REPORT                          F-1


CONSOLIDATED FINANCIAL STATEMENTS,
 AUDITED: BALANCE SHEET                            F-2

STATEMENT OF LOSS AND DEFICIT                      F-3

STATEMENT OF CASH BALANCES                         F-4

NOTES TO FINANCIAL STATEMENTS                   F-5 - F-12

SUPPLEMENTARY FINANCIAL INFORMATION
i)   Organization of Company and
      Issuance of Common Stock                 F-13 - F-16
ii)  Continuity Schedule of
      Net Shareholders' Equity                 F-17 - F-19
iii) Schedule of Net Administrative
      Expense from Inception                       F-20

                          STEPHEN CLEAVER
                        Chartered Accountant
                        174 Beurling Avenue
                    Chateauguay, Quebec J6K 3K4
                           (450) 699-0977



To The Board of Directors and Shareholders of The O.T. Mining Corporation (a development stage company)

     I have audited the accompanying consolidated balance sheet of The O.T. Mining Corporation (a development stage company) as of December 31,1999 and June 30, 1999 and the related consolidated statement of loss and deficit and, cash balances for the six months ending December 31,1999 and the years ending June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The O.T. Mining Corporation (a development stage company) as of December 31, 1999 and June 30,1999 and the results of its consolidated operations, and its cash balances for the six months ending December 31,1999 the years ending June 30,1999 and 1998 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that The O.T. Mining Corporation (a development stage company) will continue as a going concern. As more fully described in
Note 1, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in
Note 1. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of The O.T. Mining Corporation (a development stage company) to continue as a going concern.


                                   /s/ Stephen Cleaver
                                   Stephen Cleaver, CA

February 10, 2000
Chateauguay, Quebec

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
                     CONSOLIDATED BALANCE SHEET

                               Assets

                                        December 31,   June 30,
                                        1999           1999
Current Assets
 Cash                                   $     10,060   $     38,232
 Due from Directors  (Note 5d)                   -0-         40,000
                                        ------------   ------------
 Total Current Assets                         10,060         78,232

Mineral Properties and Mineral
 Claims (Note 3a & b)                        402,565        402,565
Deferred Expenditures for
 Mineral properties (Note 3c)                533,349        529,070
Equity Investment-Mineral
 Properties (Note 4)                       2,550,572      3,038,824
                                        ------------   ------------
Total Assets                            $  3,496,546   $  4,048,691
                                        ============   ============

Liabilities and Shareholders' Equity

Current Liabilities
 Accounts Payable                       $     88,987   $     53,931
                                        ------------   ------------
 Total Current Liabilities                    88,987         53,931
                                        ------------   ------------
Capital Stock
 Preferred stock 5,000,000 authorized
  $.01 par value.  The number of shares
  outstanding at December 31, 1999 and
  June 30, 1999 is -0- and -0-
  respectively.
 Capital stock authorized 20,000,000
  common shares no par value. At
  December 31,1999 and June 30, 1999
  the number of shares outstanding
  were 5,300,430 and 5,259,430
  respectively.                            6,022,523      6,002,023
Deficit accumulated during
 the development stage                    (2,614,964)    (2,007,263)
                                        ------------   ------------
Total Shareholders' Equity                 3,407,559      3,994,760
                                        ------------   ------------
Total Liabilities and
 Shareholders' Equity                   $  3,496,546   $  4,048,691
                                        ============   ============

On behalf of the Board:

/s/ James W. Hess                  /s/ R. L. Christensen
Director                           Director

  The accompanying notes form an integral part of these financial statements.

                    THE O.T. MINING CORPORATION
                   (A Development Stage Company)
             CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

                         For the six
                         months ended   For the year   For the year
                         December 31,   ended June 30, ended June 30,
                         1999           1999           1998
Other Income
 Interest                $      -0-     $       222    $       780
 Gain on Sale of
  JV Properties                 -0-             -0-        195,607
                         ----------     -----------    -----------
                                -0-             222        196,387
                         ----------     -----------    -----------
Expenses
 Bank Charges & Interest        119             116             60
 Corporate Services           2,965           7,770          7,531
 Director's and
  Officers Fees                  -0-        100,000         95,000
 Marketing &
  Shareholder Info.            1,850          3,525         18,150
 Management Fee (Note 5c)        -0-        125,000         19,000
 Office, Rent & Facilities    29,662         41,652         42,339
 Professional Fees            78,341         17,484        267,260
 Travel & Project
  Development                  6,512          5,348          2,171
                         -----------    -----------    -----------
Total Expenses               119,449        300,895        451,511
                         -----------    -----------    -----------
Net Operating
 Loss for Period             119,449        300,673        255,124
Net Loss Namex
 Explorations Inc.           488,252          6,558         21,109
                         -----------    -----------    -----------
Loss for Year                607,701        307,231        276,233
Deficit,
 beginning of Period       2,007,263      1,700,032      1,423,799
                         -----------    -----------    -----------
Deficit, end of Period   $ 2,614,964    $ 2,007,263    $ 1,700,032
                         ===========    ===========    ===========

Earnings Per Share
 Loss Per Share              (0.1154)       (0.0678)       (0.0630)
                         ===========    ===========    ===========
Weighted average number
 of outstanding shares     5,266,263      4,531,077      4,387,780
                         ===========    ===========    ===========
Fully Diluted Loss
 Per Share                   (0.0772)       (0.0328)       (0.0317)
                         ===========    ===========    ===========
Number of Fully Diluted
 Outstanding Shares        7,206,587      6,337,234      5,637,780
                         ===========    ===========    ===========

  The accompanying notes form an integral part of these financial statements.

                    THE O.T. MINING CORPORATION
                   (A Development Stage Company)
                CONSOLIDATED STATEMENT OF CASH FLOWS

                         For the six
                         months ended   For the year   For the year
                         December 31,   ended June 30, ended June 30,
                         1999           1999           1998
CASH FROM OPERATING ACTIVITIES
 Net Loss                $ (607,701)    $ (307,231)    $   (276,233)
Non Cash Items:
 Net Loss Namex
  Explorations Inc.         488,252          6,558           21,109
                         ----------     ----------     ------------
                           (119,449)      (300,673)        (255,124)
                         ----------     ----------     ------------
Net Changes in Assets
 and Liabilities
 Increase in Deferred
  Mining Expenses            (4,279)       (10,769)         (25,611)
 Increase (Decrease) in
  Due From Directors         40,000        (40,000)             -0-
 Increase (Decrease) in
  Accounts Payable           35,056         (7,841)          37,704
                         ----------     ----------     ------------
                             79,335        (58,610)          12,093
                         ----------     ----------     ------------
Net Cash from Operating
 Activities                 (48,672)      (359,283)        (243,031)
                         ----------     ----------     ------------

CASH FROM INVESTING ACTIVITIES
Investment In Equity-
 Namex Exploration Inc.         -0-            -0-       (3,066,491)
Disposal of Joint Venture
 Interests                      -0-            -0-        2,870,884
                         ----------     ----------     ------------
Net Cash from Investing
 Activities                     -0-            -0-         (195,607)
                         ----------     ----------     ------------
CASH FROM FINANCING ACTIVITIES
Issuance of Common
 Shares                         -0-         75,000              -0-
Common Stock Issued in
 Exchange for Outstanding
 Liabilities                  8,050         97,284              -0-
Common stock distributed
 for services rendered       12,450        225,000          351,500
                         ----------     ----------     ------------
Net Cash from Financing
 Activities                  20,500        397,284          351,500
                         ----------     ----------     ------------
NET INCREASE (DECREASE)
 IN CASH                    (28,172)        38,001          (87,138)
CASH
 AT BEGINNING OF PERIOD      38,232            231           87,369
                         ----------     ----------     ------------
CASH AT END OF PERIOD    $   38,232     $   38,232     $        231
                         ==========     ==========     ============

  The accompanying notes form an integral part of these financial statements.

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999

Note 1.  Basis of Financial Statement Presentation

These financial statements reflect the consolidated results of operations of The O.T. Mining Corporation and its wholly owned subsidiary Working Interest Corporation.

Note 2.  Summary of Significant Accounting Policies

a.  Basis of Financial Statement Presentation

Amounts stated in these financial statements are denominated in United States dollars.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $ 2,614,964 for the period from inception September 15, 1980 to December 31, 1999. These incurred losses raise substantial doubt about the company's ability to continue as a going concern. The Company's continuation as a going concern is wholly dependent upon its ability to obtain adequate financing. The Company will require substantial additional funds to finance its ongoing exploration and development activities, on an ongoing basis, and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements and the ability to continue as a going concern is dependent upon its ability to raise capital, achieve profitable operations from its mining activities, and a satisfactory regulatory environment governing the development and operation of mining properties in the State of Montana.

b.  Mineral Property, Equipment and Deferred Costs

The Company follows the full cost method of accounting for mineral properties and mineral claims. Accordingly, all costs associated with acquisition, exploration, and development of mineral reserves, including directly related overhead costs, are capitalized.

All capitalized costs of mineral properties including the estimated future costs to develop proved reserves, will be amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proven reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is expensed in the year of determination.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of minerals, in which case the gain or loss is recognized in income. All sales or abandonment or impairments of properties are recorded in the Statement of Operations, with resulting gain or loss recognized. Write-downs will be recorded when the carrying value is not supportable.
                                F-5

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999
Note 2.  Summary of Significant Accounting Policies  - Continued

c.  Pervasiveness of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d.  Revenue Recognition

Revenue is recognized upon sale of extracted minerals.
Net profits means the gross revenues realized from the sale of all minerals mined or otherwise produced from commercial production from the mineral property less amortization of capitalized costs and the costs and expenses of commercial production. Commercial production means the extraction, processing, milling and marketing of any minerals from the mineral properties. In addition to these expenses, Net Profits will also be adjusted for any carry forward losses from operations from previous years.

e.  Foreign Currency Translation

As at December 31, 1999 and June 30, 1999 all assets, liabilities, issuance of stock and income statement items were realized in U.S. dollars. Expenditures and capitalized costs, when incurred in Canadian dollars are translated at U.S. dollar equivalent at the rate prevailing at the end of each period.

f.  Equity Interest - Mineral Properties

The company uses the equity method to account for its interest in Namex
Exploration Inc.            see Note 4.

g.  Comparative Figures

Certain of the 1998 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Note 3.  Mining Properties and Mineral Claims

a.  Ruby Mines Property and Mineral Claims

By agreement dated July 28, 1980, Ruby Resources, Ltd., acquired from Fargo Energy Corporation, a related party, five patented and thirty-one unpatented mining claims consisting of approximately 614 acres, located in the Lowland Mining District of Jefferson County, Montana, USA. These claims were acquired with an encumbrance attached thereto, since discharged by payment of $66,000. On August 13, 1980, Ruby Resources, Ltd., the parent company, granted a deed to such realty and mineral claims to O.T. Mining Corp. (formerly Ruby Resources of Montana, Inc.) in return for 50,000 shares of the company common stock valued at $102,565. Such shares are presently 400,000 since the company split its stock at eight shares for each one owned on June 1, 1987.

Mill and Land Property

On March 23, 1988, the Company acquired for $300,000 in Basin, Jefferson County, Montana, a mill with property of about 27 acres, including a laboratory building and equipment out of bankruptcy proceedings of Medalion Mineral, Inc., an unrelated corporation.

c.  Deferred Expenditures for Mineral Properties

At December 31, 1999 the Company has incurred cumulative deferred expenditures of $ 533,349 to maintain and develop the claims to these properties.

Exploration & Development
Costs                    Cumulative Totals For the Period Ended
                         12/31/99       06/30/99       06/30/98
[S]                      [C]            [C]            [C]
Assessment & Reports     $  70,706      $  70,706      $  70,706
Drilling                    52,875         52,875         52,875
Encumbrance Discharge       66,000         66,000         66,000
Engineering                 28,376         28,376         28,376
Insurance                   37,289         37,289         36,506
Geological                  47,463         44,963         44,963
Geophysics                   2,571            465            465
Meals & Lodging              2,704          2,704          2,704
Mill Security, Maint.,
 & Utilities               109,099        110,034        104,886
Miscellaneous                7,583          7,583          7,583
Property Taxes              68,435         68,527         65,889
Travel                      21,397         21,397         21,397
Federal Claims Taxes        18,851         18,151         15,951
                         ---------      ---------      ---------
     Total               $ 533,349      $ 529,070      $ 518,301
                         =========      =========      =========

At December 31,1999, June 30, 1999 and 1998 the Company held five patented and twenty-two unpatented claims for 479 total acres.

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999
Note 4. Equity Investment - Mineral Properties

On November 19, 1997 the company exchanged all of its assets held as Joint Venture Mineral Properties for 2,174,816 common shares of NAMEX Explorations Inc.(NAMEX), formerly New Goldcore Ventures Ltd. The company recorded a gain on the transaction of $195,607.

At September 30, 1999, this represents 25% of the 8,698,467
(Sept. 30, 1998, 8,278,201) outstanding common shares of NAMEX. NAMEX is a listed company on the Montreal Stock Exchange. The company's shares are restricted from transfer on this exchange. The company has two officers who are directors of NAMEX.

NAMEX recorded a loss of $2,002,982 for the year ending September 30, 1999. The net assets of the company at September 30, 1999 were 9,356,242.

The company has neither guaranteed nor is contingently liable for any debts of NAMEX.

Note 5. Related Party Transactions

a.  Obligations to Affiliated Parties

As per an agreement dated September 1, 1987, the Company agreed to grant Somerville House a 3% net smelter interest from mining operations on claims comprising the Ruby Mine in return for expenditures of $149,857 incurred by the grantor on research, evaluation, reporting, and administration of the Company's interest in the property.

b.  Issuance of Stock

All related parties hold the following interest in the Company's outstanding common stock:

                         Total Shares at           Total Shares at
                         12/31/99     Percentage   06/30/99       Percentage
Officers and Directors   1,455,063    27.45%       1,455,063      27.67%
Somerville House           866,402    16.35%         866,402      16.47%

c.  Managerial and Financial Control

Rosemary L. Christensen is the Secretary and Treasurer of the Company and is the President of Somerville House Management Ltd.

From time to time Somerville House Management Ltd. discharges current liabilities on behalf of the corporation. The company periodically discharges its liability by issuing common stock valued at the lower of market (National Quotation Bureau) or the company restricted stock price. During the year ended June 30,1999 the company issued 194,567 (1998 nil) shares of restricted stock valued at $97,284 to discharge liabilities. The outstanding balance of $58,547 (June 30,1999 $8,191) is included in the accounts payable balance.

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999
Note 5.  Related Party Transactions - Continued

On June 10, 1999 the board of Directors issued 250,000 restricted common shares valued at $.50 per share to Somerville House Management Ltd. in recognition for the strategic direction and daily operation provided to the company from its inception.

d.  Due from Directors

During the year directors agreed to make available to the corporation $75,000 in exchange for 150,000 restricted common shares. Subsequent to the year end the $40,000 due from Directors was received.

e.  Officers/Directors Salaries

No officer of the Company received a salary, however officers and directors have received limited compensation by issuance of common stock, as indicated in Note 3c.

f.  Leased Office Space

The Company occupies fully equipped office space and receives complete secretarial services, on a month to month basis, at the offices of Somerville House Management, Ltd., 4333 Ste. Catherine Street West, Suite 610, Montreal, Quebec H3Z 1P9 for $5,000 (Can. $) per month, equivalent to approximately US $3,350.

Note 6.  Stock Option Plans

On August 3, 1992, the Company approved the granting of options to Mr. James Hess to purchase 250,000 shares of common stock at a price of $1.50 for a term of 5 years. On February 6, 1996, the Company approved extending the term of the stock option for an additional five years. No options have been exercised as of December 31, 1999.

On May 12, 1989, the Company approved the granting of options to certain officers and other employees, upon approval by the board, to purchase 500,000 shares of common stock at the fair market value per share at the time the options are granted. During 1997 the board amended this plan increasing the number of share to 1,000,000 to be made available under the plan. To date, no options have been granted. At December 31,1999 the Company has elected not to exercise the conversion of the reserved shares for the near future.

On June 10, 1999, the Company approved the granting of options to Somerville House Management Ltd. and Ms. Rosemary Christensen to purchase 506,157 and 50,000 shares of common stock respectively at a price of $.50 for a term of 10 years. No options have been exercised as of December 31, 1999.

On December 10, 1999, the Company approved the granting of options to Somerville House Management Ltd. to purchase 100,000 shares of common stock at a price of $.50 for a term of 10 years. No options have been exercised as of December 31, 1999.

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999
Note 7.  Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock at $.01 par value. The Board of Directors of the Company has the authority, without further action by the holders of the outstanding shares of common stock, to issue shares of preferred stock from time to time in one or more classes or series, and may have such voting powers, full or limited as fixed by the capital Board of Directors, who shall fix the terms of any such series or class, including dividend rights, dividend rates, conversion, exchange, voting rights, and terms of redemption, the redemption price and the liquidation preference of such class or series.

At December 31, 1999 and June 30, 1999, there were no shares of preferred stock outstanding.

Note 8. Income Taxes

The Company provides for the tax effects of the transactions reported in the financial statements. The provision, if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of June 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward was fully offset by a valuation allowance.

At December 31, 1999 and June 1999, the Company has net operating loss carry forwards for income tax purposes of $2,282,902 and $2,163,453 respectively. This carry forward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation in the event that there is a cumulative change in ownership of the Company of more than 50%.

The components of the net deferred tax asset as of December 31,1999 and June 30, 1999 are as follows:

Deferred tax asset:
Net operating loss       December 31, 1999   June 30, 1999

Carry-forward            $  1,141,451        $  1,081,726
Valuation allowance        (1,141,451)         (1,081,726)
                         ------------        ------------
Net deferred tax asset   $        -0-        $        -0-
                         ============        ============

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999
Note 8.  Income Taxes

The company recognized no income tax benefit from the loss generated in the year ended June 30, 1999. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that at both December 31, 1999 and June 30, 1999 a full valuation allowance should be provided.

Note 9.  Environmental Obligations

The Company's mining and exploration activities are subject to various federal and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company cannot predict such future expenditures.

Note 10.  Leases

The Company has no long-term leases.

Note 11.  Development Stage Company

The Company is a development stage company with little operating history. The Company will be dependent upon its ability to raise additional capital to engage in any business activity. Since its organization, the Company's activities have been limited to the sale of common stock in connection with its organization, the acquisition of the mineral properties, the preparation of a marketing plan, limited pilot test production, test drillings and samplings and completion of geological exploration.

Note 12.  Pending Legal Proceedings

The Company is not party to any litigation, and to the best of its knowledge no such actions against the Company have been taken or threatened.

Note 13. Financial Instruments

The Company's financial instruments consist of cash, advances to subsidiary and accounts payable. As described in Note 4, due to the lack of liquidity of the company's investments there exists uncertainty as the amount the company may realize on these shares. Except for any adjustment required to the carrying value of the shares of Namex Explorations Inc., management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.
                                F-11

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999
Note 14. Uncertainty Due to the Year 2000 Issue

The Year 200 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise when using some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of suppliers or other third parties, will be fully resolved.

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
                    SUPPLEMENTARY INFORMATION TO
                 CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999

        Organization of Company and Issuance of Common Stock

a.  Company History

The O.T. Mining Corporation (the "Company") was formed under the laws of the State of Montana on September 15, 1980 under the name of Ruby Resources of Montana, Inc. with an initial capitalization of 50,000 shares of common stock without par value. On May 4, 1987, the Company amended its certificate of incorporation changing the Company's name to The O.T. Mining Corporation and amending the total number of shares of capital stock which the Company is authorized to issue to 7,500,000 shares of stock of which 5,000,000 shares are common stock no par value and 2,500,000 shares of preferred stock, $.01 par value.

The Company is devoting substantially all of its efforts to explore and establish new economic ore bodies. Revenues from operations have not commenced. At present, the Company is in the exploration stage and there is no assurance that any of its prospects or properties contains a commercially viable ore body.

b.  Issuance of Common Stock

On September 16, 1980, the Company issued 50,000 shares of common stock to Ruby Resources, Ltd., its parent company, in exchange for certain patented and unpatented claims in Jefferson County, Montana, with an accumulated cost of $102,565.

On June 1, 1987, the Company approved a stock split of 8 shares of common stock for each share outstanding. The outstanding 50,000 common stock shares were converted to 400,000 common stock shares, and distributed to shareholders as a shareholder liquidating dividend of a wholly owned subsidiary.

On June 2, 1987, the Company entered into a joint venture agreement with the My Turn Syndicate ("My Turn"), a syndicate established in the province of Quebec, Canada. In exchange for the issuance of 1,700,000 shares of the Company's common stock, valued at $.50 per share for a total consideration valued at $850,000, the Company obtained a 25% working interest in mineral claims held by My Turn Syndicate in the Province of Quebec, Canada. My Turn Syndicates managed by Somerville House Management Ltd. ("Somerville"). This agreement turned control for the Company's operations over to Somerville.

On September 28, 1987, the Company issued 20,000 shares of common stock to International Domesticated Furs, Ltd. (IDF), a related company
(formerly known as Ruby Resources, Ltd.), in settlement of $242,795 (U.S. funds) owed to IDF.

On December 2, 1987, the Company issued 200,000 shares of common stock to Dominique B.T. Lightbourne of Grand Bahama, Bahamas in consideration of $500,000.

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
                    SUPPLEMENTARY INFORMATION TO
                 CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999

    Organization of Company and Issuance of Common Stock Cont'd

On September 23, 1988, the Company issued 1,000 shares of common stock to Daniel Legros in payment of professional fees of $1,000 and 3,000 shares of common stock to Willis M. Johns in consideration of professional fees of $3,000.

On June 30, 1989, the Company issued 10,000 shares of common stock to F.J. Donald Bilodeau, 10,000 shares of common stock to Thomas H. Fitzgerald Jr., 10,000 shares to Rosemary L. Christensen; 10,000 shares of common stock to J.R.O. Walli in consideration for Directors fees and 10,000 shares of common stock to Somerville House. Total evaluation for management services, for the 50,000 issued shares was $50,000.

On March 20, 1991, the Company issued 20,000 shares of common stock to F.J. Donald Bilodeau; 20,000 shares of common stock to Thomas H. Fitzgerald Jr.; 20,000 shares of common stock to Rosemary L. Christensen and 20,000 shares of common stock to J.R.O. Walli in consideration of fees due the officers and to the Board of Directors and 20,000 shares to Somerville House for management fees. The 100,000 common stock shares were valued at stock published market price of $.50 per share, for the total amount of $50,000.

On March 30, 1991, the Company issued 500,000 shares of common stock to the My Turn Syndicate I to purchase a 25% working interest in mineral claims held by the My Turn Syndicate I. The selling price of 500,000 shares of common stock at a price of $2.50 per share, which was in excess of the Company's, bid market price.

On August 3, 1992, the Company issued 10,000 shares of common stock to F.J. Donald Bilodeau, 10,000 shares of common stock to Thomas H. Fitzgerald Jr., 10,000 shares of common stock to Rosemary L. Christensen, 10,000 shares of common stock to J.R.O. Walli in consideration for the officers and the Board of Directors fees and 20,000 shares of common stock to Somerville House for management fees. The issued shares were valued at market of $.625 per share for a total price of $43,750.

On February 21, 1994, the Company issued 5,000 shares of common stock to F.J. Donald Bilodeau, 5,000 shares of common stock to Thomas H. Fitzgerald Jr., 5,000 shares of common stock to Rosemary L. Christensen, 5,000 shares of common stock to J.R.O. Walli and 5,000 shares of common stock to Arthur Seligman in consideration of $25,000 in fees to the Board of Directors and 20,000 shares of common stock valued at $20,000 to Somerville House as an inducement for loans to the Company-of $207,212-and4,500 shares common stock to Frank A. Raffo in consideration of $1,500 in services.

On February 21, 1994, the Company sold 10,000 shares of common stock to Charles S. Cates for $25,000.

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
                    SUPPLEMENTARY INFORMATION TO
                 CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999

    Organization of Company and Issuance of Common Stock Cont'd

On February 14, 1995, the Company issued 150,000 shares of common stock for a total consideration to Unisource Financial Group, Inc. a California corporation as consideration for $150,000 in services rendered under an agreement dated May 20, 1990.

On February 6, 1996, the Company issued 25,000 shares of common stock to Thomas H. Fitzgerald Jr. In consideration for services rendered, 10,000 shares of common stock to Rosemary L. Christensen and 10,000 shares of common stock to Arthur Seligman, 20,000 shares of common stock to Somerville House as an inducement for loans to the Company of $I 73,43 2; 1,000 shares of common stock to Frank Watkins for services rendered as a guard at the Basin Mill; 2,500 shares of common stock to Peter Mejstrick for services as a geologist to the Ruby Mines and 1,000 shares of common stock to Janet Nordwick, C.P.A. in consideration of accounting services. Total shares of 69,500 were valued at the then restricted share price of $1.90 per share, for a total value of $132,050.

During August 1996, the Company sold 273,421 common stock shares through a private placement at $1.90 per share for total receipts of $519,500.

On December 31, 1996 the Company exchanged shares for outstanding liabilities to "My Turn Syndicates I and U" and to Somerville House. Each receiving respectively 293,805 and 392,637 shares priced at $1.875 per share valued at $550,884 and $736,195 respectively.

On November 19, 1997 the shareholders at a special meeting approved resolutions to increase the authorized shares of common stock of the Company from 5,000,000 to 20,0000,000, and to increase the authorized shares of preferred stock of the Company from 2,500,000 to 5,000,000. In addition, shareholders approved the transaction by which the company's wholly owned subsidiary, Working Interest Corporation, will exchange its 25% working Interest in six Quebec properties for 2,174,816 shares of common stock of New Goldcore Ventures Ltd., which at the time represented 25% of its outstanding common stock. New Goldcore Ventures Ltd. subsequently changed it's name to NAMEX Explorations Inc.

On November 19, 1997 the company issued 10,000 shares of common stock to each of F.J. Donald Bilodeau, J.R.O.Walli, Rosemary Christensen, Thomas H. Fitzgerald, Jr. and Arthur Seligman. The company issued 10,000 common shares to Somerville House Management Ltd. for services provided. The company issued 25,000 shares of common stock to Arthur Seligman for obtaining three private placements totaling $500,000 in August 1996 and 100,000 shares of common stock to C R. Associates in consideration of services rendered from 1987 to June 1997. Total shares issued of 185,000 were valued at the then restricted share price of $1.90 per share, for a total value of $351,500.

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
                    SUPPLEMENTARY INFORMATION TO
                 CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1999
    Organization of Company and Issuance of Common Stock Cont'd

On June 10, 1999 the company exchanged 194,567 shares of common stock for outstanding liabilities to Somerville House of $97,283.53. In consideration for services rendered, the company issued 250,000 shares of common stock to Somerville and 200,000 shares of common stock to Thomas H. Fitzgerald, Jr.. In consideration for advances, the company issued 80,000 shares of common stock to Thomas H. Fitzgerald, Jr. and 70,000 to Arthur Seligman. Total shares issued of 794,567 were valued at the then restricted share price of $0.50 per share, for a total value of $397,284.

          CONTINUITY SCHEDULE OF NET SHAREHOLDERS' EQUITY

                                        Deficit
                                        Accumulated
               Common    Common         during         Net
               Stock     Stock          Development    Shareholders'
Date           Shares    Amount         Stage          Equity
9-16-1980         50,000 $   102,565
Loss at
 6-30-1983                              $  (71,525)    $    31,040
Stock Split at
 6-02-1987 (1)   400,000     102,565
 6-01-1987 (2) 1,700,000     850,000                       850,000
 6-30-1987 (3)    20,000     242,795                       242,795
Loss at
 6-30-1987                                 (11,032)        (11,032)
               --------- -----------    ----------     -----------
6-30-1987      2,120,000   1,195,360       (82,557)      1,112,803

12-2-1987 (4)    200,000     500,000                       500,000
Loss at
 6-30-1988                                (113,175)       (113,175)
               --------- -----------    ----------     -----------
6-30-1988      2,320,000   1,695,360      (195,732)      1,499,628

9-23-1988 (5)      4,000       4,000                         4,000
6-30-1989 (6)     50,000      50,000                        50,000
Loss at
 6-30-1989                                (140,530)       (140,530)
               --------- -----------    ----------     -----------
6-30-1989      2,374,000   1,749,360      (336,262)      1,413,098
Loss at
 6-30-1990                                 (43,694)        (43,694)
               --------- -----------    ----------     -----------
6-30-1990      2,374,000   1,749,360      (379,956)      1,369,404

3-20-1991 (6)    100,000      50,000                        50,000
3-30-1991 (7)    500,000   1,250,000                     1,250,000
Loss at
 6-30-1991                                (125,678)       (125,678)
               --------- -----------    ----------     -----------
6-30-1991      2,974,000   3,049,360      (505,634)      2,543,726

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
                    SUPPLEMENTARY INFORMATION TO
                 CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999

CONTINUITY SCHEDULE OF NET SHAREHOLDERS' EQUITY

                                        Deficit
                                        Accumulated
               Common    Common         during         Net
               Stock     Stock          Development    Shareholders'
Date           Shares    Amount         Stage          Equity
Balance forward
6-30-1991      2,974,000   3,049,360      (505,634)      2,543,726
Loss at
 6-30-1992                                 (86,666)        (86,666)
               --------- -----------    ----------     -----------
6-30-1992      2,974,000   3,049,360      (592,300)      2,457,060

8-03-1992 (6)     70,000      43,750                        43,750
Loss at
 6-30-1993                                (119,059)       (119,059)
               --------- -----------    ----------     -----------
6-30-1993      3,044,000   3,093,110      (711,359)      2,381,751
2-21-1994 (6)     45,000      45,000                        45,000
2-21-1994 (5)      1,500       1,500                         1,500
2-21-1994 (8)     10,000      25,000                        25,000
Loss at
 6-30-1994                                (153,890)       (153,890)
               --------- -----------    ----------     -----------
6-30-1994      3,100,500   3,164,610      (865,249)      2,299,361
2-14-1995 (5)    150,000     150,000                       150,000
Loss at
 6-30-1995                                (219,525)       (219,525)
               --------- -----------    ----------     -----------
6-30-1995      3,250,500   3,314,610    (1,084,774)      2,229,836

2-06-1996 (5)     25,000      47,500                        47,500
2-06-1996 (6)     41,000      77,900                        77,900
2-06-1996 (5)      3,500       6,650                         6,650
Loss at
6-30-1996                                 (220,548)       (220,548)
               --------- -----------    ----------     -----------
6-30-1996      3,320,000   3,446,660    (1,305,322)      2,141,338

12-31-1996 (9)   273,421     519,500                       519,500
12-31-1996(10)   293,805     550,884                       550,884
12-31-1996(11)   392,637     736,195                       735,166
Loss at
 6-30-1997                                (118,477)       (118,477)
               --------- -----------    ----------     -----------
6-30-1997      4,279,863   5,253,239    (1,423,799)      3,829,440
11-19-1997 (6)    50,000      95,000                        95,000
11-19-1997 (6)    10,000      19,000                        19,000
11-19-1997 (6)    25,000      47,500                        47,500
11-19-1997 (5)   100,000     190,000                       190,000
Loss at
 6-30-1998                                (276,233)       (276,233)
               --------- -----------    ----------     -----------
6-30-1998      4,464,863   5,604,739    (1,700,032)      3,904,707

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
                    SUPPLEMENTARY INFORMATION TO
                 CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999

CONTINUITY SCHEDULE OF NET SHAREHOLDERS' EQUITY

                                        Deficit
                                        Accumulated
               Common    Common         during         Net
               Stock     Stock          Development    Shareholders'
Date           Shares    Amount         Stage          Equity
Balance forward
6-30-1998      4,464,863   5,604,739     (1,700,032)     3,904,707
6-10-1999(12)    194,567      97,284                        97,284
6-10-1999 (5)    250,000     125,000                       125,000
6-10-1999(13)    150,000      75,000                        75,000
6-10-1999(12)    200,000     100,000                       100,000
Loss at
 6-30-1999                                 (307,231)      (307,231)
               --------- -----------    -----------    -----------
6-30-1999      5,259,430 $ 6,002,023    $(2,007,263)   $ 3,994,760
12-10-1999 (5)    41,000      20,500                        20,500
Loss at
 12-31-1999                                (607,701)      (607,701)
               --------- -----------    -----------    -----------
12-31-1999     5,300,430 $ 6,022,523    $(2,614,964)   $ 3,407,559
               --------- -----------    -----------    -----------

1. Share issuance to shareholders of O.T. Mining, LTD (Formerly Ruby Resources, LTD) for common stock shares split of 1 for 8 on June 1, 1987 (50,000 converted for stock split to 400,000).
2. Share issuance to My Turn Syndicate for 25% working interest in Canadian Mineral Properties.
3. Share issuance to International Domesticated Furs Ltd. for settlement of debt.
4.   Sale of shares at $2.50 per share totaling $500,000.
5. Issuance of shares for professional fees priced at lower of market (National Quotation Bureau) or company restricted stock price.
6. Issuance of shares for Officers and Directors fees priced at lower of market (National Quotation Bureau) or company restricted stock price.
7. Issuance of shares for 25% working interest in My Turn Syndicate for Canadian Mineral Properties.
8.   Sale of shares at $2.50 per share totaling $25,000.
9.   Sale of shares through private placement at $1.90 per share.
10. Sale of shares to My Turn Syndicates at $1.875 per share for deferred expense payable to the Syndicates.
11. Sale of shares to Somerville House for advances to corporation priced at $1.875 per share.
12. Sale of shares to Somerville House for advances to corporation priced at $0.50 per share.
13. Sale of shares to Directors for advances to corporation priced at $0.50 per share.

                      THE O.T. MINING COMPANY
                   (A Development Stage Company)
                    SUPPLEMENTARY INFORMATION TO
                 CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1999
       Schedule of Net Administrative Expenses from Inception

Net general and administrative amounts for the period ending December 31, 1999, June 30, 1999 and, 1998 are as follows:

                                                            Cumulative
                                                            Amount to
                         12/31/99  06/30/99       06/30/98  12/31/99
Bank Charges             $     119 $       116    $      60 $     1,336
Corporate Services           2,965       7,770        7,531      76,137
Leasehold Improvements         -0-         -0-          -0-         418
Management- Somerville         -0-     125,000       19,000     268,289
Miscellaneous                  -0-         678          -0-         811
Office Rent & Facilities     28,365     39,350       38,873     333,953
Printing, Postage
 & Stationary                   -0-        -0-        2,922      28,039
Professional Fees            78,341     17,484      255,510     640,246
Secretarial                     -0-        -0-          -0-     214,087
Telephone                       815      1,215        2,138      37,740
Travel & Project Development  6,512      5,348        2,171     177,195
Courier & Delivery              482        409        1,328       9,615
Marketing & Shareholder Info. 1,850      3,525       15,228      94,563
Directors/Officers' Fees        -0-    100,000       95,000     436,750
Incorporation Costs             -0-        -0-          -0-         500
                         ---------- ----------    --------- -----------
Total                       119,449    300,895      439,761 $ 2,319,679
                         ---------- ----------    --------- -----------
Other Income
Interest                        -0-        222          780      17,757
Rental                          -0-        -0-          -0-      19,020
                         ---------- ----------    --------- -----------
Total Other Income              -0-        222          780      36,777
                         ---------- ----------    --------- -----------
Net Loss from Operations $  119,449 $  300,673    $ 438,981 $ 2,282,902
                         ========== ==========    ========= ===========

                              PART III


ITEM 15.  INDEX TO EXHIBITS.

List of Exhibits.

Exhibit No.    Description

3.1            Articles of Incorporation.

3.2            Amended Articles of Incorporation.

3.3            Amended Articles of Incorporation.

3.4            Amended Articles of Incorporation.

3.4            Bylaws.

4.1            Specimen Stock Certificate.

10.1           Mining Claims

27.1           Financial Data Schedule

99.1           Stock Option Plan

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              THE O. T. MINING CORPORATION


                              BY: /s/ James W. Hess
                                  James W. Hess, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                    Date


/s/ James W. Hess
James W. Hess            President and Director   February 23, 2000



/s/ Jack R.O. Walli
Jack R. O. Walli         Vice President and       February 23, 2000
                         Director


/s/ Rosemary L. Christensen
Rosemary L. Christensen  Secretary, Treasurer,    February 23, 2000
                         Chief Financial Officer,
                         and Director



/s/ Thomas H. Fitzgerald, Jr.
Thomas H.
 Fitzgerald, Jr.         Director                 February 23, 2000



/s/ Arthur Seligman
Art Seligman             Director                 February 23, 2000